Address to the Mgmt. and Board of Edge Petroleum

The remarks that I am going to deliver express the views of Mark G. Egan the president of Marlin Capital Corp the general partner of The Private Investment Fund L.P. He is a very large shareholder with voting authority for 9.9% of the shares of the company, taking into account warrants. Mr. Egan apologizes for not being able to attend the meeting, but he had prior obligations where he had larger positions.

Mr. Egan states:
I personally own more stock outright than anybody within management or on the board, so I expect my remarks to be taken seriously.

First, the board should meet eyeball-to-eyeball more than 3 times per year, conference calls are not enough. If this is difficult to accomplish, then the board should be made up of local residents with knowledge of the oil and gas industry that also have a significant stake in the company. I feel that a truly independent director will have a significant stake in the company and a significant stake would equal at a minimum 5x directors fees, in shares not options.

Second, I wrote to the board of directors requesting proposals be put to a vote. Since my proposals were not filed before the deadline, you decided to sidestep it. The real reason you did not put my proposals before the shareholders, I believe, is because you were apprehensive as to how the vote would turn out. The proposals included:
* The board reduced to four; three independent
* Cumulative voting adopted, 25% could elect a director
* All 4 directors stand for re-election annually
* The title of Chairman go to an independent
* The boards nominating comm. composed of independent directors
* Audit comm. independent directors
* Compensation comm. independent directors
* All impediments to a sale of Edge eliminated: no compensation schemes, no vesting of options, and no post-acquisition consulting fees.
You were able to sidestep my proposals for this years annual meeting, but they have been filed and I expect them to be put to a vote at next years annual meeting.

Third, I am afraid that Edges tombstone will read: Louisiana. If management has any sense, no more wells will be drilled in Louisiana. It is clear that Edges expertise in interpreting 3-d seismic graphs is not as it was thought to be. Worse yet, when you did happen to find gas in Louisiana, you had to find it twice.

Lastly, I would like to extend an offer to the chairman John Elias and to him alone which will allow him to demonstrate to shareholders the belief he has in Edge Petroleum. I would like to offer John all of the Edge stock I personally own and all of the stock for which I have voting authority (totaling 731,000 shares) at $8, a 20% discount to Edges PV-10 on 12/31/02 and 3x my estimated cash flow for 2003. This is a small commitment as far as your net worth, but a large commitment to the company. This offer will extend through midnight tonight to give you time to think about it and settled within 10 days. The question in the back of my mind is why should not it be your money and your ego rather then my money and your ego. You have, I presume, just given a dignified and quite optimistic address on the companys future prospects. Here is your chance to validate them.